CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of operations and total comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tahoe Resources Inc. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
March 9, 2017
Vancouver, Canada

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Tahoe Resources Inc. (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

II.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

III.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with the National Instrument 52-109 and Rule 13a-15, as interpreted by the U.S. Securities and Exchange Commission, the design of internal control over financial reporting excludes the controls, policies and procedures of Lake Shore Gold Corp (“Lake Shore Gold”) on the basis that Lake Shore Gold was acquired on April 1, 2016 and therefore not more than 365 days before the end of the relevant year ended December 31, 2016. Lake Shore Gold’s financial statements constitute $813.5 million and $948.9 million of net and total assets, respectively, and $137.1 million of revenue and $23.3 million of loss of the consolidated financial statement amounts as of and for the year ended December 31, 2016.

As at December 31, 2016, the Company’s design of internal control over financial reporting included the controls, policies and procedures of Rio Alto Mining Ltd. (“Rio Alto”), acquired on April 1, 2015.

Other than the exclusion of Lake Shore Gold described above, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2016, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the years ended December 31, 2016 and 2015, as stated in their report which appears on the following page.

/s/Ron Clayton	/s/Elizabeth McGregor

Ron Clayton	Elizabeth McGregor

President and Chief Executive Officer	Vice President and Chief Financial Officer

Reno, Nevada
March 9, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tahoe Resources Inc.

We have audited the internal control over financial reporting of Tahoe Resources Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in the Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Lake Shore Gold Corp. (“Lake Shore Gold”), which was acquired on April 1, 2016, and whose financial statements constitute $813.5 million and $948.9 million of net and total assets, respectively, and $137.1 million of revenue and $23.3 million of loss of the consolidated financial statement amounts as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting of Lake Shore Gold.

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 9, 2017 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
March 9, 2017
Vancouver, Canada

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Notes	2016	2015
ASSETS
Current
Cash and cash equivalents	7	$163,368	$108,667
Trade and other receivables	8	64,646	43,234
Inventories	9	126,618	70,080
Other		4,810	6,220
		359,442	228,201
Non-current
Mineral interests, plant and equipment	10	2,556,953	1,674,512
Sales tax and other receivables		36,107	37,404
Restricted cash		4,672	2,500
Deferred tax asset	19b	1,994	2,376
Goodwill	10a	112,085	57,468
		2,711,811	1,774,260
Total Assets		$3,071,253	$2,002,461
LIABILITIES
Current
Accounts payable and accrued liabilities	11	$129,170	$99,748
Debt	12a	-	35,000
Lease obligations	13	8,696	6,151
Income tax payable		10,733	9,981
Other		1,837	-
		150,436	150,880
Non-current
Lease obligations	13	7,250	7,711
Debt	12b	35,000	-
Reclamation provision	14	64,219	39,524
Deferred tax liability	19b	236,175	134,641
Other		6,019	5,674
Total Liabilities		499,099	338,430
SHAREHOLDERS’ EQUITY
Share capital	18e	2,775,068	1,914,676
Share-based payment reserve	18	18,629	19,372
Deficit		(221,543)	(270,017)
Total Shareholders’ Equity		2,572,154	1,664,031
Total Liabilities and Shareholders’ Equity		$3,071,253	$2,002,461

Commitments and Contingencies (notes 24b and 26)

APPROVED BY THE DIRECTORS

“Ron Clayton”	“Dan Rovig”
Ron Clayton	Dan Rovig
PRESIDENT AND CEO	INDEPENDENT DIRECTOR

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements	1

CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of United States dollars, except per share and share information)

			Years Ended
			December 31,
	Notes	2016	2015
Revenues	15,22	$784,503	$519,721
Operating costs
Production costs	16,22	332,721	241,661
Royalties	22	22,913	13,240
Depreciation and depletion	22	124,744	78,649
Total operating costs		480,378	333,550
Mine operating earnings		304,125	186,171

Other operating expenses
Impairment	10b	-	220,000
Exploration		14,350	6,472
General and administrative	17	47,507	39,251
Total other operating expenses		61,857	265,723
Earnings (loss) from operations		242,268	(79,552)

Other (income) expense
Interest income		(150)	(1,924)
Interest expense		3,644	3,610
Loss on debenture conversion	6	32,304	-
Foreign exchange loss		435	4,530
Other (income) expense		(2,697)	2,464
Total other (income) expense		33,536	8,680

Earnings (loss) before income taxes		208,732	(88,232)
Current income tax expense	19	70,654	47,486
Deferred income tax expense (benefit)	19	20,202	(63,807)
Earnings (loss) and total comprehensive income (loss)		$117,876	$(71,911)

Earnings (loss) per share
Basic	20	$0.41	$(0.35)
Diluted	20	$0.41	$(0.35)

Weighted average shares outstanding
Basic	20	289,726,501	207,810,941
Diluted	20	289,988,046	207,810,941

See accompanying notes to the consolidated financial statements.

2	Tahoe Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

			Years Ended
			December 31,
	Notes	2016	2015
OPERATING ACTIVITIES
Earnings (loss) for the year		$117,876	$(71,911)
Adjustments for:
Interest expense		3,644	4,119
Payment on extinguishment of currency swap		(1,939)	-
Income tax expense (recovery)	19	90,856	(16,321)
Items not involving cash:
Depreciation and depletion		128,072	81,908
Loss (gain) on disposition of plant and equipment		451	(1)
(Gain) loss on currency swap		(803)	1,210
Share-based payments	18	7,224	6,017
Shares issued as transaction costs		5,332	-
Unrealized foreign exchange loss		539	308
Impairment	10b	-	220,000
Loss on debenture conversion	6	32,304	-
Accretion	14	2,370	1,003
Cash provided by operating activities before changes in working capital		385,926	226,332
Changes in working capital	21	(67,556)	(12,301)
Cash provided by operating activities		318,370	214,031
Income taxes paid		(68,916)	(47,287)
Net cash provided by operating activities		249,454	166,744

INVESTING ACTIVITIES
Mineral interests additions		(190,885)	(121,953)
Cash acquired through acquisition	6	70,187	61,713
Net cash used in investing activities		(120,698)	(60,240)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		19,790	27,662
Repayments of loan facility	12d	-	(50,000)
Dividends paid to shareholders	20	(67,044)	(49,717)
Loan origination fees and other		(403)	(756)
Interest paid		(2,989)	(4,197)
Payments on finance leases		(22,266)	(4,823)
Net cash used in financing activities		(72,912)	(81,831)

Effect of exchange rates on cash and cash equivalents		(1,143)	3,638
Increase in cash and cash equivalents		54,701	28,311
Cash and cash equivalents, beginning of year		108,667	80,356
Cash and cash equivalents, end of year	7	$163,368	$108,667

Supplemental cash flow information (note 21)

See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information)

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Earnings and comprehensive income		-	-	-	117,876	117,876
Shares issued under the Share Plan	18	244,000	3,729	(2,942)	-	787
Shares issued as transaction costs	6	455,019	5,332	-	-	5,332
Shares issued on acquisition of Lake Shore Gold	6	69,239,629	676,670	8,436	-	685,106
Shares issued on conversion of Performance Share Units (“PSUs”) on acquisition of Lake Shore Gold	6	211,442	2,131	-	-	2,131
Shares issued on conversion and redemption of convertible debentures	6	10,733,675	137,997	-	-	137,997
Shares issued on exercise of stock options	18	2,819,838	32,175	(12,385)	-	19,790
Share-based payments	18	-	-	6,148	-	6,148
Dividends paid to shareholders	20	256,747	2,358	-	(69,402)	(67,044)
At December 31, 2016		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Earnings and comprehensive loss		-	-	-	(71,911)	(71,911)
Shares issued under the Share Plan	18	193,167	3,666	(2,938)	-	728
Shares issued on acquisition of Rio Alto	6	75,991,381	856,198	11,536	-	867,734
Shares issued on exercise of stock options	18	1,561,218	17,466	(6,385)	-	11,081
Shares issued on exercise of warrants	6	2,011,244	22,690	-	-	22,690
Share-based payments	18	-	-	5,366	-	5,366
Dividends paid to shareholders	20	-	-	-	(49,717)	(49,717)
At December 31, 2015		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031

See accompanying notes to the consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated)
Years ended December 31, 2016 and 2015

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These audited annual consolidated financial statements (“consolidated financial statements”) include the accounts of Tahoe and its subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Company’s Board of Directors authorized issuance of these consolidated financial statements on March 9, 2017.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2016. IFRS includes IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of measurement

The consolidated financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are measured at fair value through profit or loss (“FVTPL”), as explained in the accounting policies set out below. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

	b)	Currency of presentation

The consolidated financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

	c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence.

The factors that may enable the exercise of significant influence include but are not limited to: the proportion of seats on the board of directors being assigned to the Company; the nature of the business decisions that require unanimous consent of the directors; the ability to influence the operating, strategic and financing decisions; and the existing ownership composition regarding the Company’s ability to exercise significant influence.

Consolidated Financial Statements	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at December 31, 2016 are as follows:

			Mining Properties and
		Ownership	Development Projects
Direct Parent Company	Location	Percentage	Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine
			La Arena Phase II
			Sulfide Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
(acquired April 1, 2016)		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project
(acquired April 1, 2016)		79%	Whitney Project

During the year ended December 31, 2016, the Company divested of its ownership interest in Northern Superior Resources which was acquired on April 1, 2016 as part of the Lake Shore Gold acquisition and previously accounted for using the equity method. A gain of $1,059 was recognized in the consolidated statements of operations and total comprehensive income (loss).

Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

d)	Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in foreign currencies are not re-translated. Total foreign exchange gains and losses are recognized in earnings. The unrealized portion of foreign exchange gains and losses are disclosed separately in the consolidated statements of cash flows.

e)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non- current assets, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

6	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

Goodwill

Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site or project, which is the cash-generating unit, to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

Upon disposal or abandonment of a mine site or project to which goodwill has been attributed, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

f)	Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less. Restricted cash comprises cash balances which are restricted from being immediately exchanged or used to settle a transaction and can be classified as either a current or non-current asset depending on the terms of the restriction(s).

g)	Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine may be stockpiled and subsequently processed into finished goods (gold and by-products in doré or silver and by-products in concentrate form). The costs of finished goods represent the costs of work-in process inventories incurred prior to the sale of doré or concentrate. Costs are included in inventory based on current costs incurred to produce doré and concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per ounce of doré produced (gold) or cost per tonne of concentrate produced (silver and by-products).

Consolidated Financial Statements	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the La Arena and Shahuindo mines. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the estimated grade of ore placed on the leach pads, and an estimated recovery percentage.

Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies used in the finished product are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

h)	Mineral interests, plant and equipment

Mineral interests, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

On initial acquisition, mineral interests, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Land is stated at cost less any impairment in value and is not depreciated, and is included in non-depletable mineral interests. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral interests, plant and equipment and depreciated accordingly.

Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mineral interests benefitting from its use, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed on a periodic basis. Changes in estimates are accounted for prospectively.

Borrowing costs directly relating to the financing of a qualifying project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mineral interests, is when commercial production is achieved.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Operational mineral interests and mine development

When it has been determined that a mineral interest can be economically developed, the costs incurred to develop such interest are capitalized.

Major development expenditures on producing mineral interests incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing mineral interests are charged against earnings as incurred.

8	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production.

A mine is ready to commence commercial production when it is capable of operating at levels intended by management. The main criteria management uses to assess operating levels are:

•	Operational commissioning of major mine and plant components is complete;
•	Operating results are being achieved consistently for a period of time;
•	Indicators that these operating results will continue; and
•	Other factors which can include:

o	Significant milestones for the development of the mineral interests have been achieved;
o	A significant portion of plant/mill/pad capacity has been achieved;
o	A significant portion of available funding is directed towards operating activities rather than capital projects; or
o	A pre-determined, reasonable period of time has passed.

Management may use additional criteria to determine mine-specific operating levels for commercial production.

Any revenues earned during this period are recorded as a reduction in construction capital. These costs are amortized using the units-of-production method (“UOP”) over the life of the mine, commencing on the date of commercial production.

Costs related to the acquisition of land and mineral rights are capitalized as incurred.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral interests, plant and equipment and depreciation commences.

Deferred Stripping

In open pit mining operations, it is necessary to remove mine waste materials or overburden to gain access to mineral ore deposits. Stripping costs incurred during the development phase of the mine (prior to commercial production) are capitalized and deferred as part of the cost of building, developing and constructing the mine (included in mineral interests) if the costs relate to anticipated future benefits and meet the definition of an asset. Once commercial production begins, the capitalized stripping costs are amortized using the units of production (“UOP”) method over the estimated life of the component to which they pertain.

During the production phase, to the extent the benefit from the stripping activity is realized in the form of inventory produced, the stripping costs are considered variable production costs and are included in the costs of the inventory during the period in which they are incurred. If the benefit from the stripping activity during the production phase provides access to deeper levels of material that will be mined in future periods, the stripping costs, including directly attributable overhead costs, are capitalized as part of mineral interests and amortized using the UOP method over the estimated life of the component to which they pertain. Stripping costs during the production phase are recognized as an asset if all the following criteria are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the entity;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The stripping activity costs associated with the component can be measured reliably.

Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne. If the stripping costs cannot be attributed to a separately identifiable component, they are allocated to inventory and mineral interests based on the actual waste-to-ore ratio (“strip ratio”) of material extracted compared to the estimated strip ratio.

Consolidated Financial Statements	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Depreciation of mineral interests, plant and equipment

The carrying amounts of mineral interests, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed on a periodic basis and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis (“UOP”)

For mineral interests and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine reserves and, if appropriate, a portion of the resources where it is considered highly probable that those mineral resources will be economically extracted.

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the UOP over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. Economic extraction is considered highly probable for those mineral resources where sufficient drill data exists, geologic interpretation has been undertaken and management has included the mineral resources in the life of mine plan. The life of mine plan represents management’s best estimate of the future economic benefits expected to be obtained from the mineral properties and therefore the production levels contained in these plans may include mineral resources in each of the measured, indicated and/or inferred mineral resources category. The percentage of measured, indicated and/or inferred mineral resources to be included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a site by site basis using the most current life of mine plan for each site and includes considerations of the following factors:

•

The Company’s history of converting mineral resources to mineral reserves at its operations has ranged from 40% to 80%; the Company recognizes past performance may not be indicative of future mineral resource to mineral reserve conversion rates;

•	The type of deposit(s) at each mine site; and
•	The geological characteristics of the ore body and its impact to the costs related to the access of the resources.

At sites where there is a lower confidence of mineral resources or where production calculated in the life of mine models does not exceed the mineral reserves, no mineral resources are included in the estimated recoverable ounces for those sites.

If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.

For the year ended December 31, 2016, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves (depletion at Shahuindo began May 1, 2016, the commencement of commercial production) (year ended December 31, 2015: all operating mines which included the Escobal and La Arena mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves).

10	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Straight line basis

For all other assets depreciation is recognized in earnings or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 20 years.

Depreciated Items	Useful Life
Computer equipment and software	2 - 5 years
Vehicles	3 - 5 years
Mining equipment	2 - 14 years
Ancillary facilities(1)	20 Years
Mineral interests and plant	UOP

(1)	The lessor of 20 years or life of mine (“LOM”).

Impairment and Disposal

At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the earnings or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in earnings or loss.

Where an item of mineral interests, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the consolidated statements of operations and total comprehensive income (loss). Any items of mineral interests, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

i)	Exploration and evaluation assets

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalization of evaluation expenditures commences when the technical feasibility and commercial viability of a project has been reached and hence it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation costs are classified as non-depletable mineral interests within mineral interests, plant and equipment.

Corporate general and administrative costs related to exploration and evaluation assets are expensed as incurred.

Consolidated Financial Statements	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

j)	Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the lease asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within lease obligations and accretion expense is recognized over the term of the lease.

The Company will engage in sale and leaseback transactions as part of its financing strategy if and when it is deemed appropriate. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Operating leases are not capitalized and payments are included in the consolidated statements of operations and total comprehensive income (loss) on a straight-line basis over the term of the lease.

k)	Provision for site reclamation and closure costs

The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred for disturbance to date, if a reasonable estimate of costs can be made. The Company records the net present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

l)	Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments at FVTPL, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at FVTPL and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Company ceases to recognize financial assets when the contractual rights to the cash flows from the assets expire, or it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset.

Financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, current debt is measured at amortized cost using the effective interest method and the currency swap are measured at FVTPL.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in earnings. Transaction costs are expensed as incurred.

12	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Available for sale financial assets

AFS financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income (loss) until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in earnings. The Company has classified its investments in certain public companies as AFS.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including loans and borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in earnings when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income (loss).

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available for sale asset is impaired, the change in fair value is transferred to earnings in the period, including cumulative gains or losses previously recognized in other comprehensive income (loss). Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in earnings but included in other comprehensive income (loss).

Consolidated Financial Statements	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

m)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

The Company offers a dividend reinvestment plan for its common shareholders. Participation is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. The common shares are issued from the Company’s treasury at a 3% discount to the average market price. The Company maintains the right to reduce or eliminate the discount at any time.

n)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues and trade receivables on concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to concentrate revenues and trade receivables monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. A portion of trade receivables are therefore measured at FVTPL and changes in value are recorded in revenues. Treatment and refining charges are netted against revenues from metal concentrate sales.

Revenues and trade receivables on doré sales are recorded at the time the refined metal is transferred to the customer’s account.

Until a mine is operating at the level intended by management, revenues will be offset against mineral interests, plant and equipment costs.

o)	Share-based payments

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of share-based compensation on the grant date to key management personnel and employees is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of SARs, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date using the Black-Scholes option pricing model and is recorded at fair value.

p)	Income taxes

Income tax on the earnings or loss for the years presented comprises current and deferred tax. Income tax is recognized in earnings or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

14	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable earnings or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

q)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

r)	Other comprehensive income (loss)

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as AFS, net of income taxes and gains or losses on certain derivative instruments.

s)	Employee benefits

The Company has defined contribution pension plans which cover certain of the Company’s employees. Under the provisions of the plans, the Company contributes a fixed percentage of the employees’ salaries to the pension plans. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to earnings or loss, or capitalized to mining interests for employees directly involved in the specific projects. The Company has no further legal or constructive obligation once the contributions have been paid.

t)	Investments in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in earnings during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in earnings. When a group entity transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the relevant associate.

Consolidated Financial Statements	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2016

i.	New or amended standards adopted in the Company’s consolidated financial statements.

The Company has evaluated the following new or amended IFRS standards and has applied them for periods beginning on or after January 1, 2016. The Company has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 19 – Employee Benefits;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements.

The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New or amended standards effective January 1, 2017.

•	IAS 7 – Statement of Cash Flows; and
•	IAS 12 – Income Taxes.

ii.	New or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases.

IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 – Leases (“IFRS 16”) are expected to have an impact on the Company’s consolidated financial statements upon adoption.

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements

IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

16	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

a)	Judgments

i.	Commercial Production

In order to declare commercial production, a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates and doré are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

ii.	Functional Currency

The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company reevaluates the functional currency for each of the subsidiary impacted.

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

b)	Estimates

i.	Revenue recognition

As is customary in the industry, revenue on provisionally priced concentrate sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced concentrate sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in concentrate revenue.

ii.	Estimated material in the mineral reserves

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. Management assesses the estimated mineral reserves and mineral resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of mineral reserves and mineral resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

Consolidated Financial Statements	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

iii.	Determination of Useful Lives

Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the componentization of these like assets change, depreciation charges may vary materially in the future.

iv.	Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

v.	Reclamation provision and site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

vi.	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

vii.	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

18	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

viii.	Deferred stripping costs

Stripping costs incurred during the production phase of a mineral property that relate to reserves and resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

ix.	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

x.	Business combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, mineral resources and exploration potential acquired;
•	Future operating costs and capital expenditures;
•	Discount rates to determine fair value of assets acquired; and
•	Future metal prices and long-term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

xi.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

There are no matters at December 31, 2016 that are expected to have a material effect on the consolidated financial statements of the Company.

6.	BUSINESS COMBINATION

a)	Acquisition of 100% interest in Lake Shore Gold

i.	Terms of the business combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

Consolidated Financial Statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the Toronto Stock Exchange (“TSX”) of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665, and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD) of the options were as follows:

Share price (CAD) at April 1, 2016	$12.75
Exercise price (CAD)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54%-0.62%
Fair value (CAD)	$0.01-9.65
April 1, 2016 CAD to USD exchange rate	$0.77
Fair value (USD)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. The allocation of the purchase price has been finalized. Management determined the fair values of identifiable assets and liabilities, measured the associated deferred income tax assets and liabilities, and determined the value of goodwill.

The final allocation of the purchase price is as follows:

Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	615,939
Goodwill(1)	54,617

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(3,721)
Convertible debentures	(105,693)
Deferred tax liability	(81,715)
Total net assets acquired	$685,106

(1)	Goodwill of $54,617 was recognized due to the deferred tax liability generated on the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.
(2)

Accounts payable, accrued liabilities and other includes a liability of $2,131 relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the year ended December 31, 2016.

(3)

As a result of the finalization of the purchase price allocation, the fair value attributed to goodwill and the reclamation provision decreased by $75,291 and $1,880, respectively, while mineral interest and exploration potential and the deferred income tax liabilities increased by $102,895 and $29,484, respectively, since June 30, 2016. These adjustments did not have a material impact on the Company’s earnings for the year.

Lake Shore Gold’s principal mining properties are its 100% owned Bell Creek and Timmins West gold mines (together the “Timmins mines”) located in northeastern Ontario, Canada (note 22).

20	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The revenues and loss of Lake Shore Gold included in these consolidated financial statements are $137,120 and $23,329, respectively for the period since acquisition. The loss includes the impact of the $32,304 non-cash loss recognized on the redemption of the convertible debentures. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the year ended December 31, 2016 are $11,134. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5,332.

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and earnings of the Company for the year ended December 31, 2016 would have been $831,909 and $92,346, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

ii.	Convertible debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase in exchange for Tahoe Shares, all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. The Company elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares on the TSX for the 20 trading days ended on and including May 9, 2016.

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. As a result of the redemption of the remaining debentures during the year ended December 31, 2016, the Company recognized a non-cash loss of $32,304 reflecting the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016.

b)	Acquisition of 100% interest in Rio Alto

On April 1, 2015, the Company completed the Plan of Arrangement (the “Arrangement”) with Rio Alto which was accounted for as a business combination. Pursuant to the Arrangement and effective upon closing, Rio Alto became a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe had 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe had authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options (the “Options”) held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21,210.

Consolidated Financial Statements	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Total consideration paid was based on the April 1, 2015 price of Tahoe Shares on the TSX of CAD$14.21 and a CAD to USD foreign exchange rate of 0.7929 and was comprised of the following:

	Number of	Number of Shares
	Shares Issued	Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Options(1)	-	3,374,449	11,536
Cash	-	-	272
Total consideration	75,991,381	3,374,449	$868,006

(1)

The fair values of the Options were determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD) of the Options were as follows:

Share price	$14.21
Exercise price	$6.13 – 23.13
Expected volatility	42.36% – 54.99%
Expected life (years)	0.08 – 4.55
Expected dividend yield	1.69%
Risk-free interest rate	0.49% – 0.57%
Fair value (CAD)	$0.49 – 7.98

This acquisition was accounted for as a business combination with Tahoe as the acquirer. The allocation of the purchase price was finalized in 2015. Management determined the fair values of identifiable assets and liabilities assumed, measured the associated deferred income tax assets and liabilities, and determined the value of goodwill.

The final allocation of the purchase price was as follows:

Cash and cash equivalents	$61,713
Other current and non-current assets	75,774
Mineral interests(2)	1,011,269
Goodwill(1)(2)	57,468

Current liabilities	(94,592)
Warrant liability(3)	(5,837)
Reclamation and closure cost obligations	(20,099)
Other non-current liabilities and deferred gain on sale leaseback	(19,573)
Deferred income tax liabilities(2)	(198,117)
$868,006

(1)

Goodwill of $57,468 was recognized as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

As a result of the finalization of the purchase price allocation, the fair value attributed to other current and non-current assets, mineral interests and reclamation and closure cost obligations decreased by $2,680, $8,737 and $1,746, respectively, while goodwill, deferred income tax liabilities and other non-current liabilities and deferred gain on sale leaseback increased by $12,356, $2,392 and $293, respectively, since June 30, 2015. These adjustments did not have a material impact on the Company’s net loss for the year.

(3)

The fair value of the warrant liability was determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD) of the warrant liability were as follows:

Share price	$14.21
Exercise price	$10.55
Expected volatility	46.60%
Expected life (years)	0.03
Expected dividend yield	1.69%
Risk-free interest rate	0.49%
Fair value (CAD)	$3.66

The principal mining properties acquired were the 100% owned La Arena gold mine and the 100% owned Shahuindo mine (a gold project at the time of acquisition).

22	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The revenues and net loss of Rio Alto since April 1, 2015, the acquisition date, included in the comparative 2015 consolidated financial statements were $195,805 and ($144,733), respectively. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the year ended December 31, 2015 are $7,239.

Had the acquisition occurred on January 1, 2015, the total pro-forma consolidated revenues and net loss of the Company for the year ended December 31, 2015 would have been $263,567 and ($157,544), respectively.

The acquisition supported the Company’s growth strategy by adding high-quality assets which have increased the sustainable production level, contributed to cash flow and diversified the Company’s operations.

7.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2016	2015
Cash	$162,841	$108,140
Cash equivalents	527	527
	$163,368	$108,667

8.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2016	2015
Trade receivables	$18,997	$17,239
Sales tax receivable	42,844	23,935
Other	2,805	2,060
	$64,646	$43,234

9.	INVENTORIES

	December 31,	December 31,
	2016	2015
Supplies	$56,612	$41,658
Stockpile	16,940	2,230
Work in process	27,649	17,228
Finished goods	25,417	8,964
	$126,618	$70,080

The cost of inventories recognized as an expense for the year ended December 31, 2016 was $457,465 (year ended December 31, 2015: $320,310) and is included in total operating costs.

Consolidated Financial Statements	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

10.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2016(6)	$714,011	$737,108	$595,377	$2,046,496
Acquired mineral interests(1)(2)	278,489	337,450	174,747	790,686
Additions	69,178	7,128	134,802	211,108
Disposals	-	-	(5,413)	(5,413)
Transfers(3)	444,042	(444,042)	-	-
Change in reclamation provision	18,603	-	-	18,603
Balance at December 31, 2016	$1,524,323	$637,644	$899,513	$3,061,480
Accumulated depreciation and depletion
Balance at January 1, 2016(6)	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(75,088)	-	(61,933)	(137,021)
Disposals	-	-	4,478	4,478
Transfers(3)	(121,000)	121,000	-	-
Balance at December 31, 2016	$(365,248)	$-	$(139,279)	$(504,527)
Carrying amount at December 31, 2016	$1,159,075	$637,644	$760,234	$2,556,953

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(4)(5)	136,006	669,016	206,248	1,011,270
Additions	20,201	31,961	72,467	124,629
Disposals	-	-	(1,029)	(1,029)
Change in reclamation provision	6,017	8,874	-	14,891
Balance at December 31, 2015(6)	$714,011	$737,108	$595,377	$2,046,496
Accumulated depreciation and depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(44,211)	-	(40,734)	(84,945)
Impairment	(99,000)	(121,000)	-	(220,000)
Disposals	-	-	954	954
Balance at December 31, 2015(6)	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Carrying amount at December 31, 2015(6)	$544,851	$616,108	$513,553	$1,674,512

(1)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.
(2)	Non-depletable mineral interests acquired as part of the acquisition of Lake Shore Gold on April 1, 2016 include the Whitney, Fenn-Gib and Juby projects, and other exploration potential.
(3)

Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo mine included in non-depletable mineral interests was transferred to depletable mineral interests. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

(4)	Acquired mineral interest relate to the acquisition of Rio Alto on April 1, 2015.
(5)

Non-depletable mineral interests acquired as part of the acquisition of Rio Alto on April 1, 2015 include the La Arena Phase II Sulfide Project (the “La Arena Sulfides”), the Shahuindo project and other exploration potential.

(6)	2015 closing carrying amounts and opening 2016 balances reflect the reclassification of the 2015 impairment from cost to accumulated depreciation.

24	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	December 31,	December 31,
	Depletable	Depletable(2)	Equipment	2016	2015
Escobal	$495,833	$27,264	$262,791	$785,888	$813,919
La Arena	36,246	214,234	201,071	451,551	438,833
Shahuindo	318,964	53,000	110,721	482,685	421,760
Timmins mines(1)	308,032	343,146	185,651	836,829	-
	$1,159,075	$637,644	$760,234	$2,556,953	$1,674,512

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition and are therefore not included in the carrying amounts at December 31, 2015.
(2)	Non-depletable mineral interests include exploration and evaluation projects.

As at December 31, 2016, the Company has $4,206 (December 31, 2015: $nil) in capitalized stripping costs relating to production phase stripping.

a)	Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

The carrying amount of goodwill has been allocated to the following cash generating units (“CGUs”) and is included in the respective operating segment assets:

		Timmins
	La Arena	Exploration
	Sulfides(1)	Potential(2)	Total
January 1, 2015	$-	$-	$-
Additions	57,468	-	57,468
December 31, 2015	$57,468	$-	$57,468
Additions	-	54,617	54,617
December 31, 2016	$57,468	$54,617	$112,085

(1)	The La Arena Sulfides CGU is included in the La Arena operating segment in non-depletable mineral interests.
(2)

The allocation of goodwill associated with the acquisition of Lake Shore Gold has been finalized and allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment in non-depletable mineral interests.

b)	Impairment

The Company assesses indicators of impairment or reversal of impairment on a quarterly and annual (at October 1) basis for all CGUs and tests those CGUs for which indicators exist. Goodwill is tested at least annually or when there are indicators of impairment. The purpose of the impairment testing is to determine if the recoverable amount (fair value less costs of disposal (“FVLCD”)) of a CGU is greater than its carrying value.

The Company identified six CGUs for which indicators of impairment were assessed: Escobal, La Arena oxides, La Arena Sulfides, Shahuindo, Timmins mines and the Timmins Exploration Potential. Discounted cash flow models were prepared, where applicable, using long-term prices for gold of $1,250/oz, silver of $17.50/oz and copper of $3.00/lb (2015: $1,200/oz, silver price - $18.75/oz and copper price $3.00/lb), discount rates between 6.5% and 8.75% (2015: 7.00%) depending on the development stage of the operation or project and currently enacted tax rates. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2016, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs (2015: $99.0 million and $121.0 million pre-tax impairment on La Arena and Shahuindo, respectively).

Consolidated Financial Statements	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2016	2015
Trade payables	$70,315	$45,079
Accrued trade and other payables	22,976	20,047
Royalties	15,044	16,802
Accrued payroll and related benefits	20,835	17,820
	$129,170	$99,748

12.	DEBT

	2016	2015
Beginning balance at January 1	$35,000	$49,804
Borrowings/additions (b)	35,000	35,000
Repayments (a)(d)	(35,000)	(50,000)
Commitment fees and other	-	196
Ending balance at December 31	$35,000	$35,000

The Company’s debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

a)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35 million credit facility agreement (the “Loan”). The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 and bearing interest at 30-day LIBOR plus 2.60%. Upon maturity, the Loan was extended by an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid using the proceeds of a new credit facility (note 12b)).

b)	Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on January 11, 2017. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015. The Company is currently in compliance with all covenants associated with the Facility.

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $886 for the year ended December 31, 2016 (year ended December 31, 2015: $331). The term for the Revolving Facility is three years. Proceeds from the Facility may be used for general corporate purposes.

26	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

As at December 31, 2016, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

d)	Loan facility

During 2015, the Company had outstanding a loan facility (the “Loan Facility”) in the amount of $50 million which had a maturity date of June 3, 2015. Upon maturity on June 3, 2015, the Company repaid the Loan Facility and accrued interest.

13.	LEASE OBLIGATIONS

	2016	2015
Beginning balance at January 1	$13,862	$-
Additions(1)	24,531	20,016
Payments(2)	(22,468)	(5,729)
Accrued interest	559	159
Foreign exchange gain	(538)	(584)
Ending balance at December 31	$15,946	$13,862

(1)

Current year additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $7,942 in other additions. 2015 additions include $19,340 related to a sale-leaseback transaction (the “La Ramada sale-leaseback”) and $676 in other finance leases.

(2)	Payments include $10,420 for the retirement of the La Ramada sale-leaseback.

	December 31,	December 31,
	2016	2015
Current portion	$8,696	$6,151
Non-current portion	7,250	7,711
	$15,946	$13,862

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.9% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bore interest at 3.7% and was paid through 12 quarterly instalments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment for CAD$1,314.

14.	RECLAMATION PROVISION

	2016	2015
Beginning balance at January 1	$39,524	$3,529
Additions to reclamation provision(1)	3,722	28,975
Accretion expense	2,370	1,003
Revisions in estimates and obligations	18,603	6,017
Ending balance at December 31	$64,219	$39,524

(1)

Current year additions relate to the Timmins mines acquired as a result of the Lake Shore Gold acquisition on April 1, 2016. Prior year additions relate to the La Arena and Shahuindo mines as a result of the Rio Alto acquisition on April 1, 2015.

Consolidated Financial Statements	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to December 31, 2016 to be $99,273 (December 31, 2015: $69,401).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $18,603 during the year ended December 31, 2016 (December 31, 2015: $6,017) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates.

a)	Escobal

The present value of the future reclamation obligation assumes a discount rate of 6.12% (December 31, 2015: 6.60%), an inflation rate of 4.25% (December 31, 2015: 2.39%), an undiscounted amount to settle the obligation of $10,960 (December 31, 2015: $8,269), and the commencement of reclamation activities in approximately 17 years.

b)	La Arena

The present value of the future reclamation obligation assumes a discount rate of 4.18% (December 31, 2015: 4.69%), an inflation rate of 3.22% (December 31, 2015: 2.72%), an undiscounted amount to settle the obligation of $45,885 (December 31, 2015: $43,198), and the commencement of post-closure reclamation activities in approximately 5 years.

At December 31, 2016, the Company had a letter of credit (“LOC”) outstanding in the amount of $12,336 as partial guarantee of the La Arena closure obligations as required by the Ministry of Energy and Mines (“MEM”). The LOC was valid for one year with a renewal date of January 8, 2017. On January 13, 2017 the Company posted a renewed LOC under the same terms and totaling $12,531.

c)	Shahuindo

The present value of the future reclamation obligation assumes a discount rate of 4.51% (December 31, 2015: 5.08%), an inflation rate of 3.22% (December 31, 2015: 2.72%), an undiscounted amount to settle the obligation of $32,124 (December 31, 2015: $17,934), and the commencement of post-closure reclamation activities in approximately 9 years.

At December 31, 2016, the Company had a LOC outstanding in the amount of $2,448 as partial guarantee of the Shahuindo closure obligations as required by MEM. The LOC was valid for one year with a renewal date of January 8, 2017. On January 13, 2017 the Company posted a renewed LOC under the same terms and totaling $4,964.

d)	Timmins mines

Fair value measurement of the future reclamation obligation on acquisition assumed a discount rate of 6.00%. The present value of the future reclamation obligation assumes a discount rate of 4.85% (December 31, 2015: nil), an inflation rate of 1.29% (December 31, 2015: nil), an undiscounted amount to settle the obligation of $10,304 (December 31, 2015: $nil), and the commencement of post-closure reclamation activities in approximately 10 years.

At December 31, 2016, the Company had a bond outstanding in the amount of $5,670 as partial guarantee of the Timmins mines closure obligations as required by the Ministry of Northern Development and Mines.

28	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

15.	REVENUES

		Years Ended
		December 31,
	2016	2015
Silver	$316,793	$285,971
Gold	437,464	206,576
Lead	9,738	10,407
Zinc	20,508	16,767
	$784,503	$519,721

a)	Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. For the year ended December 31, 2016, the Company’s top four concentrate customers account for 99% concentrate revenues (year ended December 31, 2015: top four customers accounted for 97% of concentrate revenues).

The concentrate revenues by customer for the years ended December 31, 2016 and 2015 are as follows:

		Years Ended
		December 31,
	2016	2015
Customer 1	34%	40%
Customer 2	24%	23%
Customer 3	23%	18%
Customer 4	18%	16%
Other customers	1%	3%
Total concentrate revenues	100%	100%

b)	Doré revenues

The Company has contracts with customers for its doré sales. The Company’s top two doré customers account for 92% of doré revenues for the year ended December 31, 2016 (year ended December 31, 2015: one customer accounted for 100% of doré revenues). For the year ended December 31, 2016, doré sales comprised 98% of total gold sales (year ended December 31, 2015: 95%). The doré revenues by customer for the years ended December 31, 2016 and 2015 are as follows:

		Years Ended
		December 31,
	2016	2015
Customer 1	60%	100%
Customer 2	32%	-
Other customers	8%	-
Total doré revenues	100%	100%

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the refined metals market.

16.	PRODUCTION COSTS

		Years Ended
		December 31,
	2016	2015
Raw materials and consumables	$163,304	$110,855
Salaries and benefits	85,349	50,453
Contractors and outside services	100,557	54,314
Other expenses	1,717	11,075
Changes in inventory	(18,206)	14,964
	$332,721	$241,661

Consolidated Financial Statements	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

17.	GENERAL AND ADMINISTRATIVE EXPENSES

			Years Ended
			December 31,
	Notes	2016	2015
Salaries and benefits		$12,934	$14,383
Share-based payments	18	7,224	6,017
Consulting and professional fees		8,340	3,299
Transaction costs	6	11,134	7,239
Administrative and other		7,875	8,313
		$47,507	$39,251

18.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the “Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively with the Share Options, referred to as the “Share Plan”).

At December 31, 2016, the Company has the following share-based payment arrangements:

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at December 31, 2016 and December 31, 2015 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2015	$14.49	1,547,659
Granted(1)	12.97	4,561,579
Exercised	8.80	(1,561,218)
Forfeited	16.91	(264,000)
Expired	12.62	(215,563)
Outstanding at December 31, 2015	14.92	4,068,457
Granted(2)	9.29	2,972,876
Exercised	9.13	(2,819,838)
Forfeited	13.82	(335,000)
Expired	16.57	(674,750)
Outstanding at December 31, 2016	$14.55	3,211,745

(1)	Includes the replacement options granted on April 1, 2015 as a result of the acquisition of Rio Alto.
(2)	Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold (note 6).

30	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about Share Options outstanding and exercisable at December 31, 2016 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise price		exercise	remaining		exercise	remaining
range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 2.80-12.19	249,494	$7.81	1.78	249,494	$7.81	1.78
$ 12.20-12.57	991,000	$12.38	4.19	-	$-	-
$ 12.58-15.44	332,423	$12.92	1.80	260,423	$12.79	1.10
$ 15.45-16.06	808,000	$15.68	3.32	237,000	$15.68	3.27
$ 16.07-23.68	830,828	$18.69	1.40	742,828	$18.41	1.13
	3,211,745	$14.55	2.82	1,489,745	$15.22	1.57

During the year ended December 31, 2016, 2,819,838 Share Options were exercised and the cash proceeds received were $19,790, (year ended December 31, 2015: 1,561,218 Share Options exercised for cash proceeds of $11,081).

During the year ended December 31, 2016, the Company recorded $3,120 of compensation expense relating to Share Options in general and administrative expenses (year ended December 31, 2015: $2,331).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at December 31, 2016 and December 31, 2015 is as follows:

Outstanding at January 1, 2015	285,667
Granted	219,000
Shares issued	(140,667)
Cancelled/forfeited	(14,000)
Outstanding at December 31, 2015	350,000
Granted	342,000
Shares issued	(184,000)
Cancelled/forfeited	(45,000)
Outstanding at December 31, 2016	463,000

There were 342,000 DSAs granted during the year ended December 31, 2016 with a weighted average fair market value of CAD$13.43 (year ended December 31, 2015: 219,000 DSAs granted with a weighted average fair market value of CAD$15.68) .

During the year ended December 31, 2016, 184,000 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $2,942 was transferred to share capital from share based payments reserve (year ended December 31, 2015: 140,667 DSAs vested and $2,938 was transferred to share capital).

During the year ended December 31, 2016, the Company recorded $2,909 of compensation expense relating to DSAs in general and administrative expenses (year ended December 31, 2015: $3,078).

Consolidated Financial Statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at December 31, 2016 and December 31, 2015.

The Company granted 60,000 RSAs during the year ended December 31, 2016 for total compensation expense of $787 (year ended December 31, 2015: 52,500 RSAs granted for total compensation expense of $728) which was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding and exercisable at December 31, 2016 and December 31, 2015 is as follows:

Number of SARs
Outstanding at January 1, 2015	73,000
Issued	30,000
Exercised	(60,000)
Outstanding at December 31, 2015	43,000
Issued	135,000
Exercised	(23,000)
Expired/forfeited	(1,000)
Outstanding at December 31, 2016	154,000

Exercisable at December 31, 2015	2,000
Exercisable at December 31, 2016	12,000

December 31, 2016, vested SARs had a weighted average intrinsic value of CAD$(4.08) per share (December 31, 2015: CAD$(5.36) per share) and the Company has recognized other current and non-current liabilities for SARs of $165 and $101, respectively (December 31, 2015: $32 and $9, respectively).

During the year ended December 31, 2016, the Company recorded $408 of compensation expense relating to SARs in general and administrative expenses (year ended December 31, 2015: $(120)).

The following table summarizes information about SARs outstanding and exercisable at December 31, 2016 (grant price range in CAD):

Grant price		Exercised/
range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(281,000)	126,000	12,000
$13.35-16.57	60,000	(60,000)	-	-
$18.00-23.31	107,500	(79,500)	28,000	-
	574,500	(420,500)	154,000	12,000

d)	Inputs for measurement of fair values

The grant date fair values (CAD) of Share Options and SARs and the re-measurement fair value of SARs are measured based on the Black-Scholes Model and are denominated in CAD.

32	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

i.	Share Options

There were 2,972,876 Share Options granted during the year ended December 31, 2016 including 1,621,877 replacement options related to the Lake Shore Gold acquisition (year ended December 31, 2015: 4,561,579 including 3,374,449 replacement options related to the Rio Alto acquisition).

The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the years ended December 31, 2016 and 2015 are as follows:

	Years Ended December 31,
	2016	2015
Share price	$13.21	$16.12
Exercise price	$9.51	$14.33
Expected volatility(1)	51%	48%
Expected life (years)	3.00	2.04
Expected dividend yield	2.42%	2.05%
Risk-free interest rate	0.57%	0.50%
Pre-vest forfeiture rate	4.12%	1.14%
Fair value	$5.76	$4.84

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

ii.	SARs

There were 135,000 SARs granted during the year ended December 31, 2016 (year ended December 31, 2015: 30,000).

The fair value of SARs (CAD) has been re-measured at December 31, 2016. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used and grant date fair values (CAD) of SARs granted during the years ended December 31, 2016 and 2015 are as follows:

	Years Ended December 31,
	2016	2015
Share price	$12.64	$9.89
Exercise price	$12.38	$10.30
Expected volatility	52%	52%
Expected life (years)	5.00	5.00
Risk-free interest rate	0.61%	0.68%
Fair value	$5.74	$4.29

The weighted average inputs used and re-measurement date fair values (CAD) of SARs as at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Share price	$12.65	$11.97
Exercise price	$14.05	$18.34
Expected volatility	50%	51%
Expected life (years)	3.80	3.41
Risk-free interest rate	1.02%	0.62%
Fair value	$4.60	$3.09

Consolidated Financial Statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.
•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company’s dividend reinvestment program.

At December 31, 2016, there were 311,362,031 common shares of the Company issued and outstanding (December 31, 2015: 227,401,681). Refer to note 6 for a description of the increase in common shares outstanding attributable to the acquisition of Lake Shore Gold.

19.	INCOME TAX EXPENSE

		Years Ended
		December 31,
	2016	2015
Current income tax expense
Current period	$69,832	$47,486
Prior period	822	-
	70,654	47,486
Deferred tax expense (benefit)
Origination and reversal of temporary differences	20,202	(63,807)
Income tax expense (benefit)	$90,856	$(16,321)

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		Years Ended
		December 31,
	2016	2015
Earnings (loss) before income taxes	$208,732	$(88,232)
Statutory tax rate	26.00%	26.00%
Income tax expense (benefit)	54,270	(22,940)
Reconciling items:
Difference between statutory and foreign tax rates	9,127	(22,428)
Non-deductible share-based payments	2,741	1,509
Impact of foreign exchange on deferred income tax assets and liabilities	(3,080)	10,699
Non-deductible expenses	22,363	2,457
Change in unrecognized deferred tax assets	(2,758)	13,824
Other	8,193	558
Income tax expense (benefit)	$90,856	$(16,321)

34	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Deferred tax assets and liabilities

At December 31, 2016 and 2015, the Company’s significant components of deferred income tax assets and deferred tax liabilities were as follows:

	December 31,	December 31,
	2016	2015
Deferred income tax assets
Unused non-capital losses	$39,704	$17,916
Reclamation and closure cost obligations	13,019	5,736
Inventories and receivables	476	2,376
	$53,199	$26,028
Deferred income tax liabilities
Mining interests	(310,028)	(157,096)
Other	22,648	(1,197)
	(287,380)	(158,293)

Net deferred income tax liabilities	$(234,181)	$(132,265)

The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the deferred income tax assets.

The Company’s deferred tax liability of $236,175 at December 31, 2016 is primarily the result of the acquisition of Lake Shore Gold during 2016 and the acquisition of Rio Alto during 2015 (December 31, 2015: $134,641 is primarily the result of the acquisition of Rio Alto). At December 31, 2016 and 2015, $1,994 and $2,376 of deferred tax assets relating to inventories and receivables are not netted against the deferred tax liability.

	December 31,	December 31,
	2016	2015
Net deferred income tax liabilities	$234,181	$132,265
Deferred tax assets related to inventories and receivables	1,994	2,376
Deferred income tax liabilities	$236,175	$134,641

c)	Tax losses and tax credits

As at December 31, 2016, the Company had $270,730 of tax losses (December 31, 2015: $215,598) for which $147,891 (December 31, 2015: $65,149) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2017.

Deductible temporary differences for which no deferred tax assets have been recognized at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Tax losses and tax credits	$140,695	$150,449

Deductible temporary differences
Cumulative eligible capital	611	657
Financing costs	1,937	3,461
Unrealized capital losses	325	4,315
Mining interests	64	229
Reclamation and closure cost obligations	26,345	17,908
Deductible temporary difference	$169,977	$177,019

Consolidated Financial Statements	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

20.	EARNINGS (LOSS) PER SHARE

	Year Ended			Year Ended
	December 31, 2016			December 31, 2015
		Weighted			Weighted
		average	Earnings		average	Loss
		shares	per		shares	per
	Earnings	outstanding	share	Loss	outstanding	share
Basic EPS(1)	$117,876	289,726,501	$0.41	$(71,911)	207,810,941	$(0.35)
Dilutive
securities:
Share options	-	261,545	-	-	-	-
Diluted EPS	$117,876	289,988,046	$0.41	$(71,911)	207,810,941	$(0.35)

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 463,000 DSAs (year ended December 31, 2015: 350,000 DSAs).

At December 31, 2016, 3,211,745 Shares Options and 463,000 DSAs were outstanding of which 1,638,828 and nil, respectively for the year ended December 31, 2016 were anti-dilutive (year ended December 31, 2015: 4,068,457 Share Options and 350,000 DSAs outstanding, of which 4,068,457 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2016 of CAD$15.46 (year ended December 31, 2015: CAD$14.01) .

During the year ended December 31, 2016, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $69,402 (year ended December 31, 2015: $49,717), including $2,358 which were paid as share-based dividends.

Subsequent to December 31, 2016, the Company declared and paid dividends of $0.02 per common share for each of the months of January and February 2017 for total dividends paid of $12,435, including $2,538 of share-based dividends. On March 9, 2017, the Company declared and made payable dividends of $0.02 per common share for the month of March 2017.

As a result of shareholder enrolment in the Dividend Reinvestment Plan during the year ended December 31, 2016 (effective October 2016), $2,358 was reinvested for a total issuance of 256,747 common shares of the Company. For the subsequent months of January and February 2017, $2,538 was reinvested for a total issuance of 290,846 common share of the Company.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

		Years Ended
		December 31,
	2016	2015
Trade and other receivables	$(16,482)	$(17,989)
Inventories	(38,024)	7,674
Other current assets	1,474	2,794
Other non-current assets	2,619	(14,548)
Accounts payable and accrued liabilities, and other non-current liabilities	(17,143)	9,768
Changes in working capital	$(67,556)	$(12,301)

22.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.

36	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The operating, exploration and financial results of individual operating segments are reviewed by the Company’s executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.

Due to the acquisition of Lake Shore Gold during the year ended December 31, 2016 and the commencement of commercial production at Shahuindo on May 1, 2016, the CODM reassessed the operating segments as reported at December 31, 2015 and determined that the significant additions to operations during the period would be reviewed and evaluated separately and would therefore be reported as individual operating segments. At December 31, 2015, the Company’s operating segments included a silver segment (the Escobal mine) and a gold segment (the La Arena mine). Effective April 1, 2016, the reportable operating segments include Escobal, La Arena, Shahuindo and the Timmins mines.

Revenues generated from the sale of silver in concentrate are from the Company’s Escobal mine in Guatemala. Revenues generated from the sale of gold in doré are generated at the La Arena and Shahuindo mines in Peru and the Timmins mines in Canada. Mineral interests, plant and equipment are situated in Guatemala, Peru and Canada.

Substantially all of the cash and cash equivalents are denominated in USD and are held in Canada and Peru.

Significant information relating to the Company’s operating segments as at and for the year ended December 31, 2016 is summarized as follows:

		December 31, 2016(1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$785,888	$451,551	$482,685	$836,829	$2,556,953
Goodwill	-	57,468	-	54,617	112,085
Total assets(4)	963,824	611,344	547,153	948,932	3,071,253
Total liabilities(4)	$(27,225)	$71,490	$319,432	$135,402	$499,099

		Year Ended December 31, 2016(1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$355,812	$244,397	$47,174	$137,120	$784,503
Production costs	128,552	115,229	25,118	63,822	332,721
Royalties	18,741	-	-	4,172	22,913
Depreciation and depletion	53,204	27,779	10,016	33,745	124,744
Mine operating earnings	155,315	101,389	12,040	35,381	304,125
Capital expenditures(3)	$30,077	$35,366	$63,893	$81,772	$211,108

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.
(3)	Capital expenditures in the Timmins mines segment includes the acquisition of the 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine for $13,676.
(4)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure.

Consolidated Financial Statements	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Significant information relating to the Company’s reportable operating segments as at and for the year ended December 31, 2015 is summarized as follows:

		December 31, 2015(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$813,919	$438,833	$421,760	$-	$1,674,512
Goodwill	-	57,468	-	-	57,468
Total assets	970,726	562,020	469,715	-	2,002,461
Total liabilities	$35,759	$82,403	$220,268	$-	$338,430

		Year Ended December 31, 2015(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$323,916	$195,805	$-	$-	$519,721
Production costs	130,110	111,551	-	-	241,661
Royalties	13,240	-	-	-	13,240
Depreciation and depletion	47,594	31,055	-	-	78,649
Mine operating earnings	132,972	53,199	-	-	186,171
Capital expenditures	$34,728	$32,997	$72,037	$-	$139,762

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	La Arena and Shahuindo were acquired on April 1, 2015 as part of the Rio Alto acquisition. Results of operations of La Arena and Shahuindo are not included prior to April 1, 2015.
(3)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, and other financial assets are classified as loans and receivables and are measured at amortized cost;
•	Trade and other receivables, which are subject to provisional pricing adjustments, investments and currency swaps are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

38	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At December 31, 2016 and 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	December 31, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$39	$-	$-	$544	$-	$-
Provisionally priced trade receivables	-	18,997		-	17,239	-
Currency swap(2)	-	-	-	-	-	2,742
	$39	$18,997	$-	$544	$17,239	$2,742

(1)	Investments are included in other current assets.
(2)	The currency swap was retired during August 2016 and previously included in other non-current liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

24.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.

The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.

Receivables other than trade receivables are primarily sales tax receivables from the governments of Guatemala, Peru and Canada. The Company has a history of consistent collection of the sale tax receivable and therefore considers its risk to be negligible.

The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $150 million (note 12c).

Consolidated Financial Statements	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s significant undiscounted commitments at December 31, 2016 are as follows:

				December 31,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities	$129,170	$-	$-	$129,170	$99,748
Debt	-	35,000	-	35,000	35,000
Income tax payable	10,733	-	-	10,733	9,981
Lease and contractual agreements	8,696	7,250	-	15,946	9,477
Commitments(1)	116,684	6,797	-	123,481	85,230
Other non-current liabilities	-	24,917	-	24,917	5,674
Reclamation provision	-	1,039	98,234	99,273	69,401
	$265,283	$75,003	$98,234	$438,520	$314,511

(1)	Commitments to purchase equipment, services, materials and supplies.

During the year ended December 31, 2016, the Company generated cash flows from operating activities, one of the Company’s main sources of liquidity, of $249,454 (year ended December 31, 2015: $166,744). The Company also realized increased liquidity from the acquisition of Lake Shore Gold which added $70,187 in cash and cash equivalents. At December 31, 2016, the Company’s held cash and cash equivalents of $163,368 and had working capital of $209,006 (December 31, 2015: $108,667 and $77,321 in cash and cash equivalents and working capital, respectively). The Company defines working capital as current assets less current liabilities.

The Company determined that the working capital, combined with future cash flows from operations and the available Revolving Facility are sufficient to support the Company’s commitments and deems liquidity risk to be minimal.

c)	Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.

To minimize currency risk, substantially all of the Company’s cash is denominated in USD and is kept in highly liquid instruments such as commercial paper and time deposits.

Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31,	December 31,
	2016	2015
Guatemalan quetzal	$564	$777
Peruvian sol	3,579	2,185
Canadian dollar	20,386	2,650
Other	82	87
	$24,611	$5,699

Exchange rate fluctuations may also affect the costs that the Company incurs in its operations. While most of the Company’s goods and services are contracted in USD, there is a portion contracted in other currencies (CAD, Guatemalan quetzals and Peruvian soles). The appreciation of these currencies against the USD can increase the production costs the Company incurs while the depreciation of these currencies against the USD can decrease the production costs the Company incurs.

40	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

In addition, the Company is exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2016, the Company had $236,175 of deferred income tax liabilities, which arose primarily from the acquisitions of Rio Alto in 2015 and Lake Shore Gold in 2016. Based on the Company’s foreign exchange exposure on deferred tax liabilities at December 31, 2016, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $17,101 increase or decrease in the Company’s earnings.

The Company recognized a foreign exchange loss of $435 year ended December 31, 2016 (year ended December 31, 2015: $4,530). Based on the Company’s net exposure at December 31, 2016, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $3,781 increase or decrease in the Company’s earnings.

At December 31, 2016, the Company has determined the exposure to currency risk to be at an acceptable level.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2016, the Company’s interest- bearing financial instruments are related to cash and cash equivalents, the Facility, the Revolving Facility and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2016 related to debt facilities was 2.95% (year ended December 31, 2015: 6.29%). No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the year ended December 31, 2016 (note 12c).

At December 31, 2016, the Company has determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a nominal increase or decrease to the Company’s earnings.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.

The Company has determined that price risk due to fluctuations in metals prices is at an acceptable level and has not entered into any hedging contracts.

The costs associated with production, development, construction and exploration activities of the Company are also subject to price risk as it relates to certain consumables including diesel fuel and power. The Company deems its exposure to price risk related to fuel prices to be at an acceptable level has not entered into any hedging contracts.

At December 31, 2016, the Company has determined exposure to price risk to be at an acceptable level.

25.	CAPITAL MANAGEMENT

The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

Consolidated Financial Statements	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

		December 31,	December 31,
	Notes	2016	2015
Shareholders’ equity		$2,572,154	$1,664,031
Debt	12	35,000	35,000
Lease obligations	13	15,946	13,862
		2,623,100	1,712,893
Cash and cash equivalents	7	(163,368)	(108,667)
Restricted cash		(4,672)	(2,500)
		$2,455,060	$1,601,726

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

26.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

27.	RELATED PARTIES

	a)	Related party transactions

During the year ended December 31, 2016, the Company’s related parties included its subsidiaries, key management personnel and Directors.

	b)	Key management personnel compensation

Key management includes those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan (note 18).

Key management personnel compensation included in corporate and general administrative expenses is as follows:

	Years Ended
	December 31,
	2016	2015
Short-term employee benefits(1)	$8,870	$10,397
Share-based payments	5,948	5,473
	$14,818	$15,870

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

42	Tahoe Resources Inc.